Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of September 30, 2015:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital % Voting		% Capital % Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	89,615,570.98	50.22	50.22	49.57	49.57
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000

5	Dor J.Segal	Ordinary Shares	720,000	0.40	0.40	0.40	0.40
6	Rachel Lavine	Unregistered Options	717,700	0.00	0.00	0.53	0.53
7	Rachel Lavine	RSU	51,128
8	Rachel Lavine	PSU	195,870
9	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
10	Haim Ben-Dor	Series D Debentures	850,000
11	Haim Ben-Dor	Series F Debentures	254,508.60
12	Haim Ben-Dor	Series K Debentures	2,670,135
13	Haim Ben-Dor	Series L Debentures	503,000
14	Arie Mientkavich	Ordinary Shares	113,263	0.06	0.06	0.16	0.16
15	Arie Mientkavich	Unregistered Options	143,678
16	Arie Mientkavich	RSU	5,272
17	Arie Mientkavich	PSU	35,786
18	Yair Orgler	Series K Debentures	250,000
19	Yair Orgler	Series L Debentures	500,000
20	Ronnie Bar-On	Series J Debentures	38,800
21	Mawer Investment Management ltd	Ordinary Shares	11,997,679	6.72	6.72	6.63	6.63

B. Officers in the Company (other than the President)

Holder No.		Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
	Holder Name			% Capital % Voting		% Capital % Voting
22	Gil Kotler	Ordinary Shares	0	0.00	0.00	0.07	0.07
23	Gil Kotler	Unregistered Options	95,584
24	Gil Kotler	RSU	4,460
25	Gil Kotler	PSU	29,470
26	Varda Zuntz	Ordinary Shares	53,606	0.03	0.03	0.06	0.06
27	Varda Zuntz	Unregistered Options	38,234
28	Varda Zuntz	RSU	1,784
29	Varda Zuntz	PSU	11,788
30	Rami Vaisenberger	Ordinary Shares	5,353	0.00	0.00	0.05	0.05
31	Rami Vaisenberger	Unregistered Options	57,351
32	Rami Vaisenberger	RSU	2,676
33	Rami Vaisenberger	PSU	17,682
34	Ronen Geles	Ordinary Shares	3,569	0.00	0.00	0.03	0.03
35	Ronen Geles	Unregistered Options	38,234
36	Ronen Geles	RSU	1,784
37	Ronen Geles	PSU	11,788
38	Shlomo Cohen	Unregistered Options	14,994
39	Shlomo Cohen	RSU	1,399
40	Revital Kahlon	Ordinary Shares	1,155
41	Revital Kahlon	Unregistered Options	6,185
42	Revital Kahlon	RSU	577

Changes in holdings during September of 2015

Name of the Holder: Rachel Lavine

Holder Number: 6 (Unregistered Options)

Type of Holder: Director/CEO

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Identification Code of securities: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 717,770

Name of the Holder: Rachel Lavine

Holder Number: 7 (RSUs)

Type of Holder: Director/CEO

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Identification Code of securities: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 51,128

Name of the Holder: Rachel Lavine

Holder Number: 8 (PSUs)

Type of Holder: Director/CEO

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Identification Code of securities: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 195,870

Name of the Holder: Arie Mientkavich

Holder Number: 14 (Ordinary Shares)

Type of Holder: Director

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Identification Code of securities: 126011

Balance held by Holder at the end of the previous month (prior report): 107,991

Change in the number of securities: 5,272

Name of the Holder: Arie Mientkavich

Holder Number: 16 (RSUs)

Type of Holder: Director

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Identification Code of securities: 1260587

Balance held by Holder at the end of the previous month (prior report): 10,544

Change in the number of securities: -5,272

Name of the Holder: Ronnie Bar-On

Holder Number: 20 (Series J Debentures)

Type of Holder: Director

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Identification Code of securities: 1260488

Balance held by Holder at the end of the previous month (prior report): 39,200

Change in the number of securities: -400

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 21 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 11,922,879

Change in the number of securities: 74,800

Name of the Holder: Gil Kotler

Holder Number: 22 (Ordinary Shares)

Type of Holder: Officer

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Identification Code of securities: 126011

Balance held by Holder at the end of the previous month (prior report): 8,922

Change in the number of securities: -8,922

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.